Exhibit 99.1

Australian Oilseeds Holdings Limited

NOTICE OF EXTRAORDINARY GENERAL MEETING

To be held on NOVEMBER 10, 2026

NOTICE IS HEREBY GIVEN that the extraordinary general meeting (the “Meeting”) of Australian Oilseeds Holdings Limited (the “Company”), a company incorporated in the Cayman Islands with limited liability, will be held on November 10, 2026 at 9:00 p.m. (Hong Kong time) (8:00 a.m., Eastern Time, on November 10, 2026) as a virtual meeting conducted solely by electronic means via Zoom (Zoom link: https://us06web.zoom.us/j/86363661123?pwd=raydwBQ1twy3MjIy5uUdiDpgYHdNAv.1; Meeting ID: 863 6366 1123; Passcode: 104727), with no physical place of meeting. Shareholders may submit their voting instructions online or return their signed forms of proxy by email, fax or mail, as described below.

Instructions for voting by proxy are as follows:

●	INTERNET - Access www.Transhare.com, click on “Vote Your Proxy” and enter the Control Number printed on your form of proxy.

●	EMAIL - Email your signed and dated form of proxy to Proxy@Transhare.com.

●	FAX - Fax your signed and dated form of proxy to 1.727.269.5616.

●	MAIL - Sign, date and mail your form of proxy to Proxy Team, Transhare Corporation, 17755 US Highway 19 N, Suite 140, Clearwater, FL 33764.

The deadline for submitting voting instructions online is 11:59 p.m. (Eastern Time) on November 9, 2026. Forms of proxy returned by email, fax or mail must be received no later than 9:00 p.m. (Hong Kong time) (8:00 a.m., Eastern Time) on November 10, 2026, being the time scheduled for the Meeting, as specified in Note 3.

If your shares are held in “street name” through a broker, bank or other nominee, you should follow the voting instructions provided by your broker, bank or other nominee. If you wish to vote at the Meeting, you must first obtain a valid legal proxy from your broker, bank or other nominee.

The Meeting is called for the following purposes:

1	Proposal One: To consider and, if thought fit, approve, as an ordinary resolution:

(i)	a share consolidation of the Company’s issued and unissued class A ordinary shares, class B ordinary shares, and preference shares, at a ratio of eighty (80)-for-one (1) whereby every 80 class A ordinary shares of a nominal or par value of US$0.0001 each be consolidated into one (1) class A ordinary share of a nominal or par value of US$0.008, every 80 class B ordinary shares of a nominal or par value of US$0.0001 each be consolidated into one (1) class B ordinary share of a nominal or par value of US$0.008 and every 80 preference shares of a nominal or par value of US$0.0001 each be consolidated into one (1) preference share of a nominal or par value of US$0.008 (the “Share Consolidation”), effective at 12:01 a.m. (Eastern Time) on the date confirmed by The Nasdaq Stock Market LLC or on a date to which The Nasdaq Stock Market LLC has otherwise raised no objection;

(ii)

as a consequence of the Share Consolidation, the Company’s authorised share capital be changed:

FROM: US$55,500 divided into 500,000,000 class A ordinary shares, 50,000,000 class B ordinary shares and 5,000,000 preference shares each of a nominal or par value of US$0.0001 per share;

TO: US$55,500 divided into 6,250,000 class A ordinary shares of a nominal or par value of US$0.008 each, 625,000 class B ordinary shares of a nominal or par value of US$0.008 each and 62,500 preference shares of a nominal or par value of US$0.008 each; and

(iii)

no fractional shares shall be issued to any shareholders in connection with the Share Consolidation, and that each shareholder will be entitled to receive one share of the Company in lieu of the fractional share of that class that would have resulted from the Share Consolidation.

2	Proposal Two: To consider and, if thought fit, approve, as a special resolution, upon the Share Consolidation becoming effective and subject to all requirements prescribed by sections 14, 14A and 14B of the Companies Act (Revised) of the Cayman Islands (the “Companies Act”) relating to share capital reductions supported by solvency statements being complied with (together, the “Share Capital Reduction and Reorganization”), that:

(i)	the par value of each issued class A ordinary share of a nominal or par value of US$0.008, each issued class B ordinary share of a nominal or par value of US$0.008, and each issued preference share of a nominal or par value of US$0.008 in the share capital of the Company be each reduced to US$0.000001 by cancelling US$0.007999 of the paid-up capital on each such issued share (the “Share Capital Reduction”);

(ii)	following the Share Capital Reduction, the amount deemed to be paid up on each issued share of the Company shall be US$0.000001;

(iii)

the credit arising from the Share Capital Reduction be transferred to a distributable reserve account of the Company which may be utilised by the Company as the board of the directors of the Company may deem fit and as permitted under the Companies Act, the currently effective memorandum and articles of association of the Company (the “Existing M&A”) and all relevant applicable laws, including, without limitation, eliminating or setting off any accumulated losses of the Company (if any) from time to time;

(iv)	immediately following the Share Capital Reduction:

a.	each authorised but unissued class A ordinary share of a nominal or par value of US$0.008 be subdivided into 8,000 class A ordinary shares of a nominal or par value of US$0.000001 each;

b.	each authorised but unissued class B ordinary share of a nominal or par value of US$0.008 be subdivided into 8,000 class B ordinary shares of a nominal or par value of US$0.000001 each; and

c.	each authorised but unissued preference share of a nominal or par value of US$0.008 be subdivided into 8,000 preference shares of a nominal or par value of US$0.000001 each.

(the “Share Capital Subdivision”);

(v)	immediately following the Share Capital Subdivision, the authorised share capital of the Company be altered by the cancellation of such number of authorised but unissued class A ordinary shares of a nominal or par value of US$0.000001 each, authorised but unissued class B ordinary shares of a nominal or par value of US$0.000001 each, and authorised but unissued preference shares of a nominal or par value of US$0.000001 each, as will result in the Company having authorised share capital of US$6.9375 divided into 6,250,000 class A ordinary shares of a nominal or par value of US$0.000001 each, 625,000 class B ordinary shares of a nominal or par value of US$0.000001 each and 62,500 preference shares of a nominal or par value of US$0.000001 each (the “Share Capital Cancellation”); and

(vi)

consequent upon the Share Capital Reduction, the Share Capital Subdivision and the Share Capital Cancellation, the authorised share capital of the Company shall be changed,

FROM: US$55,500 divided into 6,250,000 class A ordinary shares of a nominal or par value of US$0.008 each, 625,000 class B ordinary shares of a nominal or par value of US$0.008 each and 62,500 preference shares of a nominal or par value of US$0.008 each;

TO: US$6.9375 divided into 6,250,000 class A ordinary shares of a nominal or par value of US$0.000001 each, 625,000 class B ordinary shares of a nominal or par value of US$0.000001 each and 62,500 preference shares of a nominal or par value of US$0.000001 each.

3

Proposal Three: To consider and, if thought fit, approve, as an ordinary resolution, subject to and conditional upon the Share Capital Reduction and Reorganization having become effective, that the Company increase its authorised share capital (the “Share Capital Increase”):

FROM: US$6.9375 divided into 6,250,000 class A ordinary shares of a nominal or par value of US$0.000001 each, 625,000 class B ordinary shares of a nominal or par value of US$0.000001 each and 62,500 preference shares of a nominal or par value of US$0.000001 each;

TO: US$1,000 divided into 999,312,500 class A ordinary shares of a nominal or par value of US$0.000001 each, 625,000 class B ordinary shares of a nominal or par value of US$0.000001 each and 62,500 preference shares of a nominal or par value of US$0.000001 each;

by the creation of an additional 993,062,500 class A ordinary shares of a nominal or par value of US$0.000001 each.

4	Proposal Four: To consider and, if thought fit, approve, as a special resolution, subject to and conditional upon the Share Consolidation, the Share Capital Reduction and Reorganization and the Share Capital Increase having become effective, that the Existing M&A be amended and restated by their deletion in their entirety and the substitution in their place with the second amended and restated memorandum and articles of association of the Company, in the form included as Exhibit 3.1 to the Company’s Report on Form 6-K furnished to the U.S. Securities and Exchange Commission together with this Notice (the “Second Amended M&A”), to:

(i)	reflect the Share Consolidation, the Share Capital Reduction and Reorganization and the Share Capital Increase and

(ii)	incorporate certain corporate-governance provisions and housekeeping amendments.

5	Proposal Five: To consider and, if thought fit, approve, as an ordinary resolution, with respect to the matters duly approved under these resolutions at the Meeting, that:

(i)	each Director of the Company be and is hereby authorised severally to do all such acts and things and execute all such documents on behalf of the Company, including under seal where applicable, as he/she/they consider necessary, desirable or expedient to give effect to the foregoing resolutions, including, without limitation, all matters in connection with the Share Consolidation, the Share Capital Reduction and Reorganization, the Share Capital Increase, the adoption of the Second Amended M&A, and any other proposals under the foregoing resolutions;

(ii)	the registered office provider of the Company be and is hereby authorised and instructed to make the necessary filings with the Registrar of Companies in the Cayman Islands (the “Cayman Registrar”) in respect of the foregoing resolutions; and

(iii)

the Company’s registered office provider and/or transfer agent be and is hereby instructed severally to cancel the original share certificate(s) (if any), issue new share certificate(s) upon request, and update the register of members of the Company and/or the list(s) of shareholder(s) (as applicable) of the Company in respect of the foregoing resolutions.

6	Proposal Six: To consider and, if thought fit, approve, as an ordinary resolution,

that the Meeting be authorised to be adjourned from time to time, including, if necessary, to solicit additional proxies in favour of any of the foregoing resolutions.

The proposed Second Amended M&A is included as Exhibit 3.1 to the Company’s Report on Form 6-K furnished to the U.S. Securities and Exchange Commission together with this Notice, and is available free of charge at www.sec.gov. The board of directors of the Company (the “Board”) recommends that the shareholders vote “FOR” each of the six proposals described above, including the Share Consolidation, the Share Capital Reduction and Reorganization, the Share Capital Increase, the adoption of the Second Amended M&A, the authorisations to implement the foregoing resolutions, and the adjournment of the Meeting.

The Board has fixed the close of business on October 21, 2026 as the record date (the “Record Date”). All shareholders of record of the Company at the close of business on the Record Date are entitled to receive notice of, attend and vote on the matters to be acted on at the Meeting and any adjourned or postponed meeting thereof.

By Order of the Board of Directors,

Australian Oilseeds Holdings Limited

/s/ Saw Khoon Ming
Name:	Saw Khoon Ming
Title:	Co-Chief Executive Officer

October 23, 2026

A form of proxy has been included with this Notice.

NOTES

1	A proxy need not be a shareholder of the Company. A shareholder entitled to attend and vote at the Meeting is entitled to appoint a proxy to attend and vote instead of him/her. Please insert the name of the person of your own choice that you wish to be appointed proxy in the space provided, failing which the chairman of the Meeting will be appointed as your proxy.

2	A shareholder of record who has submitted a proxy may revoke it before it is exercised by (a) submitting a later-dated proxy within the applicable deadline set out in Note 3; (b) delivering a written notice of revocation that is received by the Company at its registered office before the commencement of the Meeting or adjourned Meeting (with a copy to Transhare Corporation at Proxy@Transhare.com); or (c) attending and voting at the Meeting by means of Zoom.

3	A form of proxy for use at the Meeting is enclosed. Whether or not you propose to attend the Meeting by means of Zoom, you are strongly advised to complete and sign the enclosed form of proxy in accordance with the instructions printed on it and return it (together with any power of attorney or other authority under which it is signed or a notarially certified copy of that power or authority) to Transhare Corporation, being the place specified for the deposit of proxies for the purpose of Article 94 of the Existing M&A, by mail to Proxy Team, Transhare Corporation, 17755 US Highway 19 N, Suite 140, Clearwater, FL 33764, by email to Proxy@Transhare.com or by fax to 1.727.269.5616, so that it is received no later than 9:00 p.m. (Hong Kong time) (8:00 a.m., Eastern Time) on November 10, 2026, being the time scheduled for the Meeting, or, in the case of an adjourned Meeting, no later than the time scheduled for the adjourned Meeting. Voting instructions submitted online must be submitted no later than 11:59 p.m. (Eastern Time) on November 9, 2026. Returning the completed form of proxy will not preclude you from attending and voting at the Meeting by means of Zoom if you so wish.

4	If two or more persons are jointly registered as holders of a share, the vote of the senior person who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders. For this purpose seniority shall be determined by the order in which the names stand in the Company’s register of members in respect of the relevant shares (Article 88 of the Existing M&A).

5	The Meeting will be held solely by means of Zoom, with no physical place of meeting. A shareholder (or its proxy or, in the case of a corporation, its duly authorised representative) who attends the Meeting by connecting through Zoom will be treated as present at the Meeting. Shareholders are encouraged to log in at least 15 minutes before the start of the Meeting.

6	Pursuant to Article 75 of the Existing M&A, the quorum for the Meeting is one or more shareholders holding at least a majority of the paid up voting share capital of the Company present in person or by proxy. If within half an hour from the time appointed for the Meeting a quorum is not present, the Meeting shall stand adjourned to the same day in the next week, at the same time and place (and by the same electronic means), and if at the adjourned Meeting a quorum is not present within half an hour from the time appointed for the Meeting, the shareholder or shareholders present and entitled to vote shall be a quorum (Article 76 of the Existing M&A).

7	“Ordinary Resolution” means a resolution passed by a simple majority of such shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting of the Company, and where a poll is taken regard shall be had in computing a majority to the number of votes to which each shareholder is entitled. Proposals One, Three, Five and Six are proposed as ordinary resolutions.

8	“Special Resolution” means a resolution passed by a majority of not less than two-thirds of such shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting of the Company of which notice specifying the intention to propose the resolution as a special resolution has been duly given, and where a poll is taken regard shall be had in computing a majority to the number of votes to which each shareholder is entitled. Proposals Two and Four are proposed as special resolutions, and this Notice specifies the intention to propose them as special resolutions.

9	If the form of proxy is signed and returned without an indication as to how the proxy shall vote, the proxy will vote in favor of each resolution.

10	This form of proxy is for use by shareholders only. Pursuant to Article 93 of the Existing M&A, the instrument appointing a proxy shall be in writing under the hand of the appointor or of his/her attorney duly authorised in writing or, if the appointor is a corporation, either under seal or under the hand of an officer or attorney duly authorised. A corporate shareholder may also, by resolution of its directors or other governing body, authorise such person as it thinks fit to act as its representative at the Meeting (Article 98 of the Existing M&A).

11	Any alterations made to this form must be initialed by you.

12	Pursuant to Article 84 of the Existing M&A, a resolution put to the vote of the Meeting shall be decided on a show of hands unless a poll is demanded by one or more shareholders present in person or by proxy entitled to vote and who together hold not less than 10 per cent of the paid up voting share capital of the Company. It is intended that a poll will be demanded on each resolution put to the vote of the Meeting.

13	Subject to any rights and restrictions for the time being attached to any class or classes of shares, on a poll every shareholder present in person and every person representing a shareholder by proxy shall have one vote for each share of which he/she or the person represented by proxy is the holder (Article 83 of the Existing M&A).

14	Abstentions and broker non-votes (if any) will be counted for the purpose of determining whether a quorum is present, but will not be counted as votes cast and will have no effect on the outcome of any resolution.

15	Proposal Two is conditional upon the Share Consolidation becoming effective and upon compliance with all requirements prescribed by sections 14, 14A and 14B of the Companies Act; Proposal Three is conditional upon the Share Capital Reduction and Reorganization having become effective; and Proposal Four is conditional upon the Share Consolidation, the Share Capital Reduction and Reorganization and the Share Capital Increase having become effective.

16	References in these Notes to Articles are to the articles of association of the Company contained in the Existing M&A, being the Amended and Restated Memorandum and Articles of Association of the Company adopted on March 21, 2024.

Australian Oilseeds Holdings Limited

(the “Company”)

Proxy Form

Control Number: ____________________

I/We1	________________________________________________________

of	________________________________________________________

being a shareholder/shareholder(s) of the Company and the holder/holders of

___________________________________________________ (number and class of shares)

appoint as my/our proxy[2]

________________________________________________________

of	________________________________________________________

or, failing him/her, the chairman of the Meeting, to attend and vote for me/us and on my/our behalf at the extraordinary general meeting of the Company (the “Meeting”) to be held as a virtual meeting conducted solely by electronic means via Zoom (Meeting ID: 863 6366 1123; Passcode: 104727), with no physical place of meeting, on November 10, 2026 at 9:00 p.m. (Hong Kong time) (8:00 a.m., Eastern Time, on November 10, 2026), and at any adjournment or postponement thereof, as indicated below. Shareholders may also vote online, or by email, fax or mail, as set out below.

Instructions for voting by proxy are as follows:

●	INTERNET - Access www.Transhare.com, click on “Vote Your Proxy” and enter the Control Number printed on your form of proxy.

●	EMAIL - Email your signed and dated form of proxy to Proxy@Transhare.com.

●	FAX - Fax your signed and dated form of proxy to 1.727.269.5616.

●	MAIL - Sign, date and mail your form of proxy to Proxy Team, Transhare Corporation, 17755 US Highway 19 N, Suite 140, Clearwater, FL 33764.

Vote online until 11:59 p.m. (Eastern Time) on November 9, 2026. Forms of proxy returned by email, fax or mail must be received no later than 9:00 p.m. (Hong Kong time) (8:00 a.m., Eastern Time) on November 10, 2026.

Please indicate with a tick mark in the spaces opposite to the resolution how you wish the proxy to vote on your behalf. If this form of proxy is signed and returned without any such indication, the proxy will vote “FOR” each resolution. The full text of each resolution is set out in the notice of extraordinary general meeting accompanying this form of proxy (the “Notice”), and capitalised terms used in this form of proxy have the meanings given to them in the Notice.

[1]	Full name(s) and address(es) to be inserted in block letters.
[2]	Insert name and address of the desired proxy in the spaces provided.

Resolutions:		For	Against	Abstain
1.	ORDINARY RESOLUTION: To approve (i) the Share Consolidation of the Company’s issued and unissued class A ordinary shares, class B ordinary shares and preference shares at a ratio of eighty (80)-for-one (1), whereby every 80 shares of each class of US$0.0001 each will be consolidated into one (1) share of the same class of US$0.008, effective at 12:01 a.m. (Eastern Time) on the date confirmed by, or otherwise not objected to by, The Nasdaq Stock Market LLC; (ii) as a consequence, the change of the Company’s authorised share capital from US$55,500 divided into 500,000,000 class A ordinary shares, 50,000,000 class B ordinary shares and 5,000,000 preference shares of US$0.0001 each to US$55,500 divided into 6,250,000 class A ordinary shares, 625,000 class B ordinary shares and 62,500 preference shares of US$0.008 each; and (iii) that no fractional shares be issued, with each shareholder entitled to receive one share in lieu of any fractional share.	☐	☐	☐

2.	SPECIAL RESOLUTION: Upon the Share Consolidation becoming effective and subject to compliance with sections 14, 14A and 14B of the Companies Act, to approve the Share Capital Reduction and Reorganization, whereby (i) the par value of each issued share of each class be reduced from US$0.008 to US$0.000001 by cancelling US$0.007999 of the paid-up capital on each such issued share, and the resulting credit be transferred to a distributable reserve account of the Company; (ii) each authorised but unissued share of US$0.008 be subdivided into 8,000 shares of the same class of US$0.000001 each; and (iii) such number of authorised but unissued shares be cancelled as will result in authorised share capital of US$6.9375 divided into 6,250,000 class A ordinary shares, 625,000 class B ordinary shares and 62,500 preference shares of US$0.000001 each.	☐	☐	☐

3.	ORDINARY RESOLUTION: Subject to and conditional upon the Share Capital Reduction and Reorganization having become effective, to approve the Share Capital Increase of the Company’s authorised share capital from US$6.9375 divided into 6,250,000 class A ordinary shares, 625,000 class B ordinary shares and 62,500 preference shares of US$0.000001 each to US$1,000 divided into 999,312,500 class A ordinary shares, 625,000 class B ordinary shares and 62,500 preference shares of US$0.000001 each, by the creation of an additional 993,062,500 class A ordinary shares of US$0.000001 each.	☐	☐	☐

4.	SPECIAL RESOLUTION: To approve the amendment and restatement of the Existing M&A by the adoption of the Second Amended M&A.	☐	☐	☐

5.	ORDINARY RESOLUTION: To authorise each Director, the registered office provider and the transfer agent of the Company to take the actions necessary to give effect to the foregoing resolutions.	☐	☐	☐

6.	ORDINARY RESOLUTION: To approve the adjournment of the Meeting from time to time, if necessary, to solicit additional proxies in favour of any of the foregoing resolutions.	☐	☐	☐

Dated: ____________________, 2026

Executed by:

__________________________________

Signature of shareholder

Name of Authorized Officer/Attorney: ________________________3

[3]	To be completed if the shareholder is a corporation – please insert name of authorized officer/attorney signing on behalf of the corporate shareholder.